VIA EDGAR

September 23, 2022

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:	Robert Shapiro
Abe Friedman

Re:	PetIQ, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 1, 2021
Form 8-K Furnished May 4, 2022
File No. 001-38163

Dear Messrs. Shapiro and Friedman,

PetIQ, Inc. (the “Company” or “we”) is in receipt of the comment letter, dated August 8, 2022, from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above captioned filings on Form 10-K for the year ended December 31, 2021 and Form 8-K furnished on May 4, 2022. The comment letter requested that the Company respond within ten business days or advise the Staff when the Company would respond. In a subsequent discussion with the Staff, the Staff orally agreed to extend the Company’s response deadline to September 23, 2022. As discussed with Mr. Shapiro via phone call on September 22, 2022, the Company respectfully requests an additional extension of ten business days to respond. The Company plans to provide a response to the Staff‘s comment letter on or before October 7, 2022.

* * *

Thank you for your consideration of the Company’s request for an extension. If you have any questions, please call me at (208) 939-900 ext. 485.

Respectfully submitted,

/s/ Zvi Glasman
Zvi Glasman
Chief Financial Officer

cc:	R. Michael Herrman, PetIQ
Christina T. Roupas, Cooley LLP